Filed pursuant to Rule 433

November 8, 2022

Relating to

Preliminary Prospectus Supplement dated November 7, 2022 to

Registration Statement No. 333-267287

THE STATE TREASURY OF THE REPUBLIC OF POLAND

Represented by the Minister of Finance

Pricing Term Sheet

Issuer:	The State Treasury of the Republic of Poland Represented by the Minister of Finance
Principal Amount:	U.S.$1,500,000,000	U.S.$1,500,000,000
Maturity Date:	November 16, 2027	November 16, 2032
Coupon:	5.500%	5.750%
Price to Public:	99.487%	98.953%
Yield to Maturity:	5.619%	5.890%
Spread to Benchmark Treasury:	+130 basis points	+175 basis points
Benchmark Treasury:	UST 4.125% due October 31, 2027	UST 2.750% due August 15, 2032
Benchmark Treasury Yield:	4.319%	4.140%
Interest Payment Dates:	May 16 and November 16, commencing May 16, 2023	May 16 and November 16, commencing May 16, 2023
Pricing Date:	November 8, 2022	November 8, 2022
Settlement Date (T+5**):	November 16, 2022	November 16, 2022
CUSIP / ISIN:	857524AD4 / US857524AD47	857524AE2 / US857524AE20
Denominations:	U.S.$1,000 and integral multiples thereof
Day Count:	360-day year of twelve 30-day months
Joint Bookrunners:	BNP Paribas, Deutsche Bank Aktiengesellschaft, Goldman Sachs Bank Europe SE, Santander Investment Securities Inc. and Société Générale
Ratings of the Republic of Poland:	A2 (Moody’s) / A- (S&P) / A- (Fitch) (all stable)

** Delivery of the Notes is expected on or about November 16, 2022, which will be the fifth business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before delivery may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to the settlement date should consult their own advisor.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II / UK MiFIR – professional investors/ECPs only: Manufacturer target market (MiFID II / UK MiFIR product governance) is eligible counterparties and professional clients (all distribution channels).

The Republic of Poland filed on October 21, 2022, and the Securities and Exchange Commission (“SEC”) declared effective on October 28, 2022, a registration statement on Schedule B (including a prospectus) for offerings of the Republic of Poland’s securities. Any offering of securities is being made only by means of a prospectus supplement, which was filed with the SEC on November 7, 2022. Before investing in any of the Republic of Poland’s securities, you should read the prospectus, the prospectus supplement and other documents the Republic of Poland has filed with the SEC for more complete information about the Republic of Poland and its securities. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Republic of Poland or any underwriter will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting BNP Paribas at dl.syndsupportbonds@bnpparibas.com, Deutsche Bank Aktiengesellschaft at +49(69)910-30725, Goldman Sachs Bank Europe SE at +49 69 7532 1000, Santander Investment Securities Inc. at 1-855-403-3636 or Société Générale at +33 (0)1 42 13 32 16.